                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549



                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934
                                  (Initial Filing)*


                               United Stationers Inc.
                               ----------------------
                                   (Name of Issuer)


                                     Common Stock
                                     ------------
                            (Title of Class of Securities)


                                      913004107
                                      ---------
                                    (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))


                                  Page 1 of 7 Pages
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CUSIP No. 913004107

---------------------------------------------------------------
1)    Name of Reporting Person          SAFECO Asset Management
      S.S. or I.R.S. Identifica-        Company
      tion No. of Above Person

---------------------------------------------------------------
2)    Check the Appropriate Box         (a)
      if a Member of a Group            -----------------------
      (See Instructions)                (b)

---------------------------------------------------------------
3)    SEC Use Only

---------------------------------------------------------------
4)    Citizenship or Place of           State of Washington
      Organization

---------------------------------------------------------------
Number of      (5) Sole Voting
Shares Bene-       Power                0
ficially       ------------------------------------------------
Owned by       (6) Shared Voting
Reporting           Power               797,800
Person With    ------------------------------------------------
               (7) Sole Dispositive
                   Power                0
               ------------------------------------------------
               (8) Shared Dispositive
                   Power                797,800

9)    Aggregate Amount Bene-            797,800(1)
      ficially Owned by
      Reporting Person

---------------------------------------------------------------
10)   Check if the Aggregate
      Amount in Row (9) Excludes
      Certain Shares (See Instructions)

---------------------------------------------------------------
11)   Percent of Class Represented
      by Amount in Row 9                5.180%

---------------------------------------------------------------
12)   Type of Reporting Person          IA
      (See Instructions)


-----------------------
      (1) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are owned beneficially by registered investment companies for which the Reporting Person serves as an adviser.


                                  Page 2 of 7 Pages

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CUSIP No. 913004107

---------------------------------------------------------------
1)    Name of Reporting Person          SAFECO Corporation
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

---------------------------------------------------------------
2)    Check the Appropriate Box         (a)
      if a Member of a Group            -----------------------
      (See Instructions)                (b)

---------------------------------------------------------------
3)    SEC Use Only

---------------------------------------------------------------
4)    Citizenship or Place of           State of Washington
      Organization

---------------------------------------------------------------
Number of      (5) Sole Voting Power    0
Shares Bene-
ficially       (6) Shared Voting ------------------------------
Owned by           Power                797,800
Reporting
Person With    (7) Sole Disposi-
                   tive Power           0
                -----------------------------------------------
               (8) Shared
                   Dispositive Power    797,800
---------------------------------------------------------------
9)    Aggregate Amount Bene-            797,800(2)
      ficially Owned by
      Reporting Person

---------------------------------------------------------------
10)   Check if the Aggregate
      Amount in Row (9) Excludes
      Certain Shares (See Instructions)

---------------------------------------------------------------
11)   Percent of Class Represented
      by Amount in Row 9                5.180%

---------------------------------------------------------------
12)   Type of Reporting Person          HC
      (See Instructions)

---------------------------------------------------------------


Item 1(a).     Name of Issuer:  See front cover

-----------------------------
      (2) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are owned beneficially by registered investment companies for which a subsidiary of the Reporting Person serves as adviser.


                                   Page 3 of 7 Pages

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CUSIP No. 913004107

Item 1(b).     Address of Issuer Principal Executive Offices:

               2200 East Golf Road, Des Plaines, IL  60016

Item 2(a).     Name of Person(s) Filing:  See Item 1 on cover page (pp 2-3).

Item 2(b).     Address of Principal Business Office or, If None, Residence:

SAFECO Common Stock Trust and SAFECO Corporation:  SAFECO Plaza, Seattle, WA
98185

SAFECO Asset Management Company:  601 Union Street, Suite 2500, Seattle, WA
98101

Item 2(c).     Citizenship:  See Item 4 on cover page (pp 2-3).

Item 2(d).     Title of Class of Securities:  See front cover page.

Item 2(e).     CUSIP Number:  See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the persons filing are:

      (a)  ( ) Broker or Dealer registered under Section 15 of the Act.
      (b)  ( ) Bank as defined in Section 3(a)(6) of the Act.
      (c)  ( ) Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) ( ) Investment Company registered under Section 8 of the Investment Company Act.
      (e) (X) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.
      (f) ( ) Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
      (g)  (X) Parent Holding Company in accordance with
               Rule 13d-1(b)(ii)(G).
      (h)  ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


                                  Page 4 of 7 Pages

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CUSIP No. 913004107

Item 4. Ownership:

              Items (a) through (c): See items 1 and 5-11 of the cover pages (pp 2-3).

              SAFECO Asset Management Company and SAFECO Corporation expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement. Each of such companies is filing this statement because it is considered an indirect beneficial owner of such securities based on its ownership or control of one or more investment companies which directly own such shares.

Item 5. Ownership of 5% or Less of a Class:  Not applicable.

Item 6. Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
              Security Being Reported on by the Parent Holding Company.

              SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an investment adviser as specified in Item 12 on the cover page (p. 2), and reported shares are owned beneficially by registered investment companies for which SAFECO Asset Management Company serves as investment adviser.

Item 8. Identification and Classification of Members of the Group.  Not
              applicable.

Item 9. Notice of Dissolution of Group.  Not applicable.

Item 10. Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  Page 5 of 7 Pages

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CUSIP No. 913004107

Exhibits.

          The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1998            SAFECO Corporation



                                   By      /s/ Ronald L. Spaulding
                                     -----------------------------------
                                     Ronald L. Spaulding, Treasurer



                                   SAFECO Asset Management Company



                                   By      /s/ Neal A. Fuller
                                     -----------------------------------
                                     Neal A. Fuller, Secretary


                                  Page 6 of 7 Pages

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                                      EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Corporation and SAFECO Asset Management Company each agree that Schedule 13-G filed by them with regard to United Stationers Inc.'s common stock is filed on behalf of each of them.


Date: February 10, 1998            SAFECO Corporation



                                   By      /s/ Ronald L. Spaulding
                                      ---------------------------------------
                                      Ronald L. Spaulding, Treasurer


                                   SAFECO Asset Management Company



                                   By      Neal A. Fuller
                                      ---------------------------------------
                                      Neal A. Fuller, Secretary


                                  Page 7 of 7 Pages